SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 13, 2009

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: March 13, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

APPOINTMENT OF DIRECTOR

i-CABLE Communications Limited (the "Company"; together with its subsidiaries, the "Group") announces that Mr. HO, Ting Kwan ("Mr. Ho") has been appointed a Director of the Company, effective from 16 March 2009. Mr. Ho will be an Independent Non-executive Director ("INED") of the Company upon his appointment.

Mr. Ho, aged 64, has over 40 years of comprehensive experience in the television broadcasting industry. He joined Television Broadcasts Limited ("TVB"), publicly listed in Hong Kong, in 1968. He was appointed General Manager-Television Broadcasting of TVB in November 1995, became Group General Manager in 2002, and was appointed a director of TVB in June 2003. In April 2005, he resigned from TVB but remained as a director until April 2007. In mid-2007, Mr. Ho joined Asia Television Limited and became Chief Operating Officer until his retirement at the end of 2008.

Mr. Ho does not have any relationship with any Directors, the senior management or any substantial or controlling shareholders of the Company. Save as disclosed above, he does not at present, nor did he in the past three years, hold any directorship in any listed public company. Mr. Ho does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in any securities of the Company. He will receive from the Company a director's fee which is currently payable to each Director of the Company at the rate of HK$60,000 per annum. This rate of director's fee is in line with that payable to other Directors, including INEDs, of the Company. There exists no service contract between Mr. Ho and the Group and therefore no emolument will be payable to Mr. Ho by the Group apart from the abovementioned director's fee. In relation to the appointment of Mr. Ho as a Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company. In accordance with the provisions of the Company's articles of association, Mr. Ho will hold office until he retires from the Board at the Annual General Meeting of the Company to be held in June 2009.

After the abovementioned appointment, the board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Mr. T. K. Ho, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

For i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 13 March 2009